Exhibit 99.1

FOR IMMEDIATE RELEASE.

Process Equipment Technology Giant Chooses Silicom
to Design Next-Generation 400G FPGA Card

- Design Win Expected to Ramp Up to ~$1.5M/Yr;
 Exhibits the Growing Potential of Silicom’s FPGA Technology for Multiple
New Target Markets -

KFAR SAVA, Israel — July 8, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that one of the world’s largest process equipment technology companies has selected Silicom to provide a customized version of its next-generation 400G FPGA Smart-NIC.

The customer first contacted Silicom after the Company’s release several months ago of a unique high-performance FPGA hardware platform. The new product attracted industry attention for its robust performance at ultra-high network speeds, together with its flexibility and ease of customization. The customer asked Silicom to create an adjusted version of the product that will match its proprietary specifications, and placed initial purchase orders. According to the customer’s projections, its orders for the FPGA card will increase gradually over time to up to approximately $1.5 million per year.

“No matter how you look at it, this is an important Win for Silicom,” commented Shaike Orbach, Silicom’s President & CEO. “First of all, we are excited that this technology giant – one of the world’s leading process equipment companies with limitless resources – has turned to Silicom for our unique FPGA expertise, confirming the strength of our solution and our correct ‘read’ of industry needs. Second, the fact that this customer comes from outside the networking space demonstrates that the market for our FPGA solution is much broader than originally expected, and, together with our rapid customization capabilities, positions us to expand out into a variety of attractive high growth market segments. In fact, we are already working towards Design Wins with a number of leading companies outside of the networking space”.

“Just as important, our success with a customer of this size opens the door to many more opportunities, both within their own organization and with its partners and peers. This is a model that has helped us grow our business in the past, and we are confident that the pattern will repeat itself.”

Mr. Orbach concluded, “For all of these reasons, this Design Win makes us exceedingly optimistic about the potential of our FPGA technology to become a significant growth driver for our business.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com